Filed Pursuant to Rule 433

Registration Nos. 333-222111,

 333-222111-01

April 28, 2020

Baker Hughes Holdings LLC

Baker Hughes Co-Obligor, Inc.

Pricing Term Sheet

$500,000,000 4.486% Senior Notes due 2030

Issuers:	Baker Hughes Holdings LLC Baker Hughes Co-Obligor, Inc.
Anticipated Ratings (Ratings Outlook): (S&P / Moody’s)*:	A- ( – ) / A3 ( – )
Trade Date:	April 28, 2020
Settlement Date**:	May 1, 2020 (T+3)
Security Type:	SEC Registered
Title of Securities:	4.486% Senior Notes due 2030
Maturity Date:	May 1, 2030
Principal Amount:	$500,000,000
Coupon:	4.486%
Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, beginning November 1, 2020
Benchmark Treasury:	UST 1.50% due February 15, 2030
Benchmark Treasury Yield:	0.611%
Spread to Benchmark Treasury:	+ 387.5 bps
Yield to Maturity:	4.486%
Public Offering Price:	100.000% of the principal amount
Net Proceeds before Expenses:	$497,750,000
Optional Redemption:

Redeemable at any time before February 1, 2030 (the date three months prior to the stated maturity of the notes (the “Par Call Date”)) in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 50 bps, plus accrued and unpaid interest.

Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the notes to be redeemed plus accrued and unpaid interest.

CUSIP / ISIN:	05724BAA7 / US05724BAA70

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

UniCredit Capital Markets LLC

Co-Managers:	BNP Paribas Securities Corp. SG Americas Securities, LLC Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuers expect that delivery of the notes will be made to investors on May 1, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial trade date of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) J.P. Morgan Securities LLC collect at 1-212-834-4533 or (ii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.